[Enterprise Letterhead]

August 11, 2005

Via EDGAR and FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:	Enterprise GP Holdings L.P.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 22, 2005
File No. 333-124320

Dear Mr. Owings:

On August 9, 2005 Enterprise Products GP Holdings L.P. (the “Partnership”) received the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing.

The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as provided in the Staff’s comment letter.

Table of Contents, page i

1.	Please delete the last paragraph of this disclosure on page iv. The new disclosure you have added constitutes an inappropriate disclaimer.

Response:	We have revised our disclosure as requested. See page iv.

Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated Adjusted EBITDA, page 45

Footnote (d), page 46

2.	Please clarify that the estimated proceeds from equity issuances of Enterprise Products Partners is net of the amount that you would be required to invest to maintain your current percentage ownership. If otherwise, please explain.

Response:	The estimated net proceeds of $390.9 million from Enterprise Products Partners’ assumed equity issuances during the twelve months ending June 30, 2006 includes $7.8 million in cash contributions from Enterprise Products GP to maintain its 2% ownership interest in Enterprise Products Partners. For purposes of developing this estimate, we have assumed that the $7.8 million is borrowed under Enterprise GP Holdings’ credit facility. Our estimated cash payments for interest of $284.1 million includes $0.5 million of interest related to this borrowing (assuming a 6% annual interest rate).

In order to clarify our disclosure, we have revised footnote (d) as follows:

(d)	Reflects net cash proceeds received by Enterprise Products Partners in connection with sales of its common units through its quarterly distribution reinvestment program and an underwritten equity offering during the period. Our estimate of net proceeds from such offerings primarily consists of (i) $35 million from the sale of 325,000 common units each quarter in connection with Enterprise Products Partners distribution reinvestment plan, which includes Enterprise Products GP’s proportionate net capital contribution of $0.7 million and (ii) $355.9 million from the sale of 13,850,000 common units in connection with an underwritten equity offering, which includes Enterprise Products GP’s proportionate net capital contribution of $7.1 million.

Unaudited Pro Form Consolidated Available Cash, page 49

3.	Your adjustment to add back the impact of net increases in working capital to arrive at Consolidated Adjusted EBITDA is not subsequently reflected as a reduction in arriving at cash available for distributions. If you assume that working capital does not require cash over time or that you can otherwise avoid the use of cash through discretionary management of working capital, please clarify.

Response:	Enterprise Products Partners is able to use available credit under its multi-year revolving credit facility to satisfy discretionary cash needs for working capital requirements thereby avoiding the use of cash flows from operations to satisfy such needs. Consequently, we do not reflect any adjustments to cash available for distributions as a result of working capital components. We have revised our footnote reference as follows:

(e)	Primarily reflects historical consolidated changes in operating accounts, which are generally the result of timing of cash receipts from sales and cash payments for purchases and other expenses near the end of each period. Enterprise Products Partners is able to use available credit under its multi-year revolving credit facility to satisfy discretionary cash needs for working capital (operating) requirements thereby avoiding the use of cash flows from operations to satisfy such needs. Consequently, we do not reflect any adjustments to cash available for distributions as a result of working capital components. At June 30, 2005, Enterprise Products Partners had $540 million of available credit under its multi-year revolving credit facility.

A significant component of the net change in operating accounts relates to Enterprise Products Partners’ purchases of inventory during the second quarter of 2005 to satisfy contractual forward sales commitments. As a result of positive forward market price differentials during the second quarter of 2005, Enterprise Products Partners purchased approximately $111.3 million of inventory volumes that are deliverable under fixed price forward sales contracts. Under the terms of these forward sales contracts, the majority of this inventory will be delivered and sold during the fourth quarter of 2005.

Assumptions and Considerations, page 53

4.	We note that your 2nd quarter 2005 earnings release identified shortfalls in your operational performance objectives. Please address how these shortfalls will be overcome and, if necessary, please revise your estimates of EBITDA for the twelve months ending June 30, 2006 to reflect these operational difficulties or tell us why a revision is unnecessary.

Response:	Please see our response to Comment #5.

5.	We note your Estimated Consolidated Adjusted EBITDA for the twelve months ending June 30, 2006 of $1,079 million is $141 million greater than your Pro Forma Consolidated Adjusted EBITDA for the 12 months ended December 31, 2004 and $105.6 million greater than your Pro Forma Consolidated Adjusted EBITDA for the 12 months ended March 31, 2005. Please revise your discussion to include the following:

•	Expand your discussion of commodity prices and volumes to quantify the effects of such assumptions for both your pro forma historical periods and for the estimated 12 months ending June 30, 2006.

•	We note that you expect to reduce your general and administrative costs by integrating the operations of Enterprise Products Partners and Gulf Terra. Please expand your discussion to include the specific plans and their expected impact. For example, if you plan to reduce headcount in specific departments, disclose this plan and quantify the amount of expected savings for each specific plan.

•	Although you have identified significant items which are expected to contribute to your estimated consolidated adjusted EBITDA for the 12 months ending June 30, 2006, we believe that you should provide an overview of all items expected to contribute to your estimated increase over this period. You may aggregate individually insignificant items but we believe that the total of all highlighted items should be presented to explain the total increase expected over this period.

Response:	Our baseline estimates of gross operating margin by segment presented in the revised “Assumptions and Considerations” section (see p. 53 of Amendment No. 3) assumes that, with few exceptions, the operating performance of Enterprise Products Partners for the twelve months ending June 30, 2006 will approximate the assumed amounts in the pro forma twelve month period ended June 30, 2005. To the extent that the historical operating results of Enterprise Products Partners for the twelve months ended June 30, 2005 reflect operating events such as volatility in commodity prices, start-up of new operating assets or similar events. Such matters are already considered in our overall baseline assumptions regarding no significant changes in economic conditions and average commodity prices, volumes or margins. The revised “Assumptions and Considerations” section includes detailed information regarding our assumptions of the operational performance of Enterprise Products Partners for the twelve months ending June 30, 2006. We believe this revised format and information is responsive to the other matters noted in your comment letter.

We have additionally provided you with a courtesy copy of the Directed Unit Program materials attached hereto as Exhibit A.

Should the Staff have any questions or comments, please contact the undersigned at (713) 880-6568 or Michael P. Finch at (713) 758-2128.

Very truly yours, ENTERPRISE GP HOLDINGS L.P.

By:	EPE Holdings, LLC, its general partner

/s/ Richard H. Bachmann
Richard H. Bachmann Executive Vice President & Chief Legal Officer

EXHIBIT A

Directed Unit Program Notice

Dear Prospective Investor:

In connection with the proposed initial public offering of units representing limited partner interests in Enterprise GP Holdings L.P. (the “Partnership”), we have made arrangements through one of our underwriters, Lehman Brothers Inc., to enable you to purchase units directly from Lehman Brothers at the initial public offering price through our Directed Unit Program. However, you are not obligated to purchase such units, and this notice is not intended to encourage or discourage you from purchasing any units. This letter is simply intended to inform you that there is a proposed offering in case you are interested in investing.

At this time, it is anticipated that the initial public offering price will be between $[26.00] and $[28.00] per unit, but the actual price may be higher or lower and will be determined immediately prior to the offering. All of the units in the Directed Unit Program are being offered by Lehman Brothers. You should be aware that any purchase of units is an investment subject to certain risks, including the inherent risks of the stock market. There can be no assurance that the market price of the units after the initial public offering will be higher than the initial offering price. In deciding whether you have any interest in purchasing any units as described above, you should know that you may purchase the units on the open market after the offering at the then current trading price.

If you are interested in purchasing at least 1,000 of our units as part of the Directed Unit Program, please read the preliminary prospectus describing the offering, including the “Risk Factors” section contained therein. Then, complete the online forms pursuant to this offering no later than             . If you are interested in participating, Lehman Brothers would like to be assured that you will be able to meet all of the required deadlines. Please contact Lehman Brothers immediately at 1-800-297-5705 if you anticipate any issues that will prevent you from having prompt and continuous access to an active e-mail account and the Internet.

Please note that your indication of an interest in buying units does not constitute an agreement on your part to buy any units or an agreement on the part of us or Lehman Brothers to sell any units to you. An indication of interest by you will simply provide Lehman Brothers some indication of how many units may be requested by “friends” of the Partnership. No payment is required at this time. You are permitted to reserve units only for your own personal account and not on behalf of any other person (although you may choose to purchase jointly with a member of your immediate family), as there is a limited number of units to be sold pursuant to the Directed Unit Program. We cannot assure you that the number of units you request will be allocated to you. Further, allocation of units is at the sole discretion of the Partnership and is subject to compliance with state securities laws and the rules of the National Association of Securities Dealers, Inc.

A registration statement relating to the units has been filed with the Securities and Exchange Commission, but has not yet become effective. The units may not be sold nor may offers to buy be accepted prior to the time when the registration statement becomes effective. This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Your indication may be withdrawn or revoked without obligation or commitment of any kind, at any time prior to confirmation of your order, which will occur after the effective date of the registration statement.

After the registration statement is effective, and assuming you meet certain regulatory requirements and have been approved by Lehman Brothers, you will be informed by e-mail of the exact offering price per unit by a representative of Lehman Brothers, as well as the number of units allocated to you and asked if you still wish to purchase the units. If you do not confirm, you will not be able to purchase units in the program and will not be allocated any units. Please note that no part of the purchase price can be received until the registration statement becomes effective. If you confirm your intention to purchase units, a copy of the prospectus, in final form, will be sent to you by Lehman Brothers together with a written confirmation of the sale. Please be advised that any units purchased through this program cannot be sold for a minimum of 180 days following the date of the final prospectus. Full payment of the purchase price of your units will be required promptly after you receive such confirmation or at the latest, within three (3) business days after you have been contacted by Lehman Brothers.

Sincerely,

ENTERPRISE GP HOLDINGS L.P.

Instructions For Potential Participants

Please review the letter from Enterprise GP Holdings L.P. and the preliminary prospectus carefully. If you are interested in participating in the Directed Unit Program, please read and complete the following confidential documentation:

Form I	Indication of Interest Letter

This form will identify the number of units that you are interested in purchasing. Please note that a final allocation will be determined at the time of pricing, and you may receive all, some or none of your desired units.

Form II	Client Questionnaire

This document is required to help determine your status as an eligible purchaser under the securities laws.

Form III	Directed Unit Account Opening Documentation

This form will establish your account at Lehman Brothers Inc. for the purpose of participating in the Directed Unit Program. It is important that you complete all sections of this form. Please note that this form will establish the legal title of your account. Joint accounts will be designated as Joint Tenant with Right of Survivorship unless otherwise indicated.

Lehman Brothers Client Agreement

This document contains W-9 Tax information (W-8 for foreign participants) and is required for all participants. Failure to return this document in a timely manner may result in mandatory 28% tax withholdings.

Payment Instructions:

If you intend to participate in the Directed Unit Program, please do not make any payments at this time.

Once you are notified that you have been allocated units, you must pay for the units within three business days of the trade date.

Payment must be made by wire transfer or check. Please note that Lehman Brothers Inc. will not accept cash, third party checks (checks written to Lehman Brothers by a non-participant), money orders or credit/debit card payments.

Payment by check:	Personal checks should be made payable to Lehman Brothers Inc. and should reference your account number. The checks should be mailed to the following address:

Lehman Brothers Inc. (attn operations manager)
Chase Tower - 600 Travis Street, 72 Floor
Houston, TX 77002

Payment by wire transfer:	JP Morgan Chase Bank NYC, ABA # 021000021
FAO Lehman Brothers Inc.
Account # 140-094-221
FFC: (your account name)
A/C # (your Lehman Brothers account number)

Lehman contacts:	Mike Bollinger: 713-652-7131
Jason Fertitta: 713-652-7121

1

Form I

Indication Of Interest Letter

Enterprise GP Holdings L.P. (the “Partnership”)

c/o Lehman Brothers

Dear Sir/Madam:

☐	I am not interested in purchasing any units representing limited partner interests (the “Units”) of the Partnership [please sign below and return].

☐	I am interested in purchasing (minimum 1,000) Units of the Partnership.

I acknowledge that:

1.	I have received a copy of the preliminary prospectus.

2.	I am not assured of obtaining any, or all, of the number of Units requested hereby.

3.	The number of Units requested is for my own personal account and not on behalf of any other person.

4.	I am aware that full payment for the purchase price of the Units allotted to me, if any, will be required promptly after I receive confirmation of any allocation of Units to me. I am not sending any money at this time.

5.	This indication of interest involves no obligation or commitment of any kind and by completing this form, I am not binding myself to purchase any of the Partnership’s Units. I understand that the purpose of this form is to provide some indication of how many Units may be requested by “friends” of the Partnership, and that I will be notified by Lehman Brothers of the number of Units that are available for purchase by me.

6.	I understand that the final offering price per Unit cannot be determined until after the Registration Statement covering the proposed offering is declared effective. One copy of the prospectus in final form will be available at that time, along with a confirmation of my purchase.

7.	I understand that an arrangement has been made with Lehman Brothers Inc. for the sale of the Units reserved under the Directed Unit Program, and that when the Registration Statement covering the proposed offering is declared effective, I will be notified via e-mail to confirm my allocation of Units and will be given a short timeframe in which to confirm my order. I understand that I may choose to withdraw my indication of interest to purchase a portion or all of the Units allocated to my account. I understand that my indication of interest may be withdrawn or revoked without obligation or commitment of any kind at any time prior to confirmation after the effective date of the registration statement.

8.	I understand that if I choose to sell my Units once any restrictions have terminated, I will not receive the proceeds from any such sale until such Units have been paid for in full.

9.	I understand that the Units purchased in the Directed Unit Program are subject to a 180 day lock-up period after the offering and that the Units must remain in a Lehman Brothers Inc. account until the term of that lock-up agreement expires.

I-1

10.	If the undersigned is an affiliate of the Partnership, the undersigned hereby agrees to execute a Letter Agreement for Affiliate Purchase in the form set forth on Annex A to this Form I.

Date:	Signature:

Print Name:

Signature:
(Joint Party - if opening a Joint Account)

Print Name:

I-2

Annex A to Form I

LETTER AGREEMENT FOR AFFILIATE PURCHASE

LEHMAN BROTHERS INC.

745 7th Avenue

New York, New York 10019

Re:	Purchase of Units in Directed Unit Program

                            , 2005

[To be dated the Pricing Date]

Dear Sirs:

This letter agreement (the “Agreement”) is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) among the Enterprise Parties, including Enterprise GP Holdings L.P. (the “Partnership”), and the underwriters named in Schedule I thereto (the “Underwriters”), relating to an underwritten public offering (the “Offering”) of units (the “Units”) representing limited partner interests (the “Partnership Interests”) of the Partnership. Capitalized terms not defined herein shall have the meanings given them in the Underwriting Agreement, a copy of which has been or will be made available to the undersigned affiliate of the Partnership.

Simultaneously with the closing of the Offering, the undersigned affiliate agrees to purchase from Lehman Brothers Inc., (“Lehman”) as part of the Partnership’s Directed Unit Program, at the per unit purchase price to the public, the number of Units allocated to the undersigned in the Directed Units Program (the “Affiliate Units”) in accordance with the terms and conditions of the Directed Unit Program.

In consideration of good and valuable consideration, the undersigned affiliate of the Partnership hereby irrevocably agrees further that:

A. In connection with the execution of this Agreement, the undersigned affiliate has executed and delivered a lock-up letter substantially in the form attached as an exhibit to the Underwriting Agreement.

B. The undersigned affiliate acknowledges and agrees that the undersigned has and will comply with (i) all applicable securities laws and regulations relating to the purchase and resale of the Affiliate Units, including without limitation, as applicable, Rule 144 or other applicable exemption from registration under the Securities Act, (ii) the various rules and regulations of the NASD and NYSE, and (iii) the various rules and regulations relating to trading on material non-public information.

C. The undersigned affiliate hereby acknowledges and agrees that the undersigned or the person controlling the undersigned is familiar with the business of the Partnership and EPD. The undersigned hereby agrees that the Underwriters have not assumed any fiduciary or advisory relationship with the undersigned or its affiliates with respect to the Affiliate Units. The undersigned hereby waives, to the fullest extent permitted by law, any and all claims it may have against any Underwriter for (i) any material misstatements or omissions contained in the Registration Statement or Prospectus, other than written information relating to such Underwriter furnished to the Partnership by or on behalf of such Underwriter through the Representatives specifically for inclusion in the Registration Statement, and (ii) any breach of fiduciary duty or alleged breach of fiduciary duty.

D. The undersigned affiliate hereby agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of, or are based upon, (i) any and all losses, claims, damages or liabilities alleged by the undersigned or any shareholder, member, partner or beneficiary of the undersigned, or any matters whatsoever arising out of claims by any persons, trusts or entities affiliated with the undersigned relating to the purchase or the sale of the Affiliate Units; or (ii) any breach of the agreements or representations set forth in this letter, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action. This indemnity agreement will be in addition to any liability which the undersigned may otherwise have.

Promptly after receipt by an indemnified party of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under paragraph D above, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph D above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph D above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees, costs and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

In the event that the indemnity provided in paragraph D above is unavailable to or insufficient to hold harmless an indemnified party for any reason, the undersigned and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively “Losses”) to which the undersigned and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the undersigned on the one hand and by the Underwriters on the other from the offering and sale of the Affiliate Units; provided, however, that in no case shall (i) any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Units) be responsible for any amount in excess of the underwriting discount or commission, if any, applicable to the Units purchased by such Underwriter from the Partnership and sold to the undersigned or (ii) the Independent Underwriter in its capacity as “qualified independent underwriter” (within the meaning of National Association of Securities Dealers, Inc. Conduct Rule 2720) be responsible for any amount in excess of the compensation received by the Independent Underwriter relating to the Affiliate Units issued to the undersigned. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the undersigned and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the undersigned on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the undersigned shall be deemed to be equal to the value of the cash or other proceeds from the resale, contribution or other assignment of the Affiliate Units by the undersigned, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions received in connection with the sale of the Affiliate Units to the undersigned. Benefits received by the Independent Underwriter in its capacity as “qualified independent underwriter” shall be deemed to be equal to the pro rated compensation, if any, received by the Independent Underwriter in connection with the sale of the Affiliate Units to the undersigned. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by, or within the control of, the undersigned on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The undersigned and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this paragraph and the three preceding paragraphs, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, subject in each case to the applicable terms and conditions of this paragraph.

The undersigned understands that Lehman will offer and sell the Affiliate Units to the undersigned and the Underwriters will proceed with the Offering, in reliance on this letter agreement. Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Partnership and the Underwriters.

The undersigned represents that none of it or its affiliates, including any of its shareholders, members, partners or beneficiaries, is (i) an NASD member, (ii) an “affiliate” (as defined in Conduct Rule 2720 of the NASD Manual) of an NASD member (as defined in Article 1 of the Bylaws of the NASD), (iii) an “associated person” (as defined in Article 1 of the Bylaws of the NASD) of an NASD member, or (iv) a “restricted person” (as defined in NASD Conduct Rule 2790).

Nothing expressed or mentioned in this agreement is intended or shall be construed to give any person, trust or entity, other than the parties hereto and their respective successors and the directors, officers and other persons expressly referred to in paragraph D, any legal or equitable right, remedy or claim under or in respect of this agreement or any provision herein or therein contained. This agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and the directors, officers and other persons expressly referred to in paragraph D and for the benefit of no other person, trust or entity.

[Signature Page to Follow]

Yours very truly,

If Above Signed is an Entity:

By:

Printed Name:

Title:

Agreed and Acknowledged:

LEHMAN BROTHERS INC.

By:

Name:

Title:

Form II

Client Questionnaire

Please complete the following:

Name:	Date:
Name of Your Employer:	Position:

If your employer is not Enterprise GP Holdings L.P. (the “Partnership”), briefly describe your employer’s relationship or your relationship with the Partnership (and/or any of its employees), nature of services performed or goods supplied.

Please answer the following questions in the spaces provided:

Definition of Immediate Family Member: As used in the statements that follow, the term “immediate family” includes parents, mother-in-law or father-in-law, husband or wife, brother or sister, brother-in-law, sister-in-law, son-in-law or daughter-in-law, children, or any other individual who receives or provides material support. Material support is deemed to be directly or indirectly providing more than 25% of a person’s income in the prior calendar year.

•     I am not a broker-dealer engaged in the securities or investment banking business nor am I a member firm of the NASD. Further, I am not materially supported by, nor do I provide material support to, an immediate family member who is.

☐    TRUE        ☐    FALSE        If FALSE, please name the broker-dealer, and describe your position:

•     I am not an officer, director, general partner, associated person, or employee or agent of any broker-dealer engaged in the investment banking or securities business (other than broker-dealers engaged solely in the purchase or sale of either investment company/ variable contracts securities or direct participation program securities). Further, I am not materially supported by, nor do I provide material support to, an immediate family member who is.

☐    TRUE        ☐    FALSE        If FALSE, please name the broker-dealer, and describe the position:

•     I am not a finder in respect to the initial public offering of the Partnership’s Units, or a person acting in a fiduciary capacity (including among others, attorneys, accountants and financial consultants) to the managing underwriters (which include Lehman Brothers, Inc., or co-managers). Further, I am not materially supported by, nor do I provide material support to, an immediate family member who is.

☐    TRUE        ☐    FALSE         If FALSE, name the broker-dealer for whom you or your immediate family member is acting as a finder or fiduciary:

•     I am not a senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a corporation owned by a non-U.S. government-owned corporation.

☐    TRUE        ☐    FALSE        If FALSE, please specify:

•     Do you have a Lehman Brothers Inc. account in which you have traded actively in the last 12 months?

☐    YES         ☐    NO          If YES, please provide the Lehman Brothers account number and Investment Representative.

Signature(s) (Joint Party—if opening a Joint Account)	Print Name	Date

Signature(s) (Joint Party—if opening a Joint Account)	Print Name	Date

II-1

Form III

Directed Unit Account Information

Account Number					GEO Code	Sweep Fund	Category Code

Branch	Account	Type	Check	IR

**Please complete this form in its entirety.

☐ Tax ID Number or ☐ Social Security #	Co-Owner’s Social Security Number

Enter the Legal Name and Mailing Address on the next 6 lines

Prefix	First Name	Middle Name	Last Name	Suffix

Prefix	First Name	Middle Name	Last Name	Suffix

Street Address…or third name as above…or custodian information

City…or for International accounts, City, Country, etc.	State/Country	Zip Code

Home Telephone	Business Telephone	Owner’s Date of Birth	Co-Owner’s Date of Birth	U.S. Citizen?
(If “No,” specify country of citizenship)

Account Owner’s Employment Information Co-Owner’s Employment Information Investment Objectives	Employer’s Name					Employed Since
	Occupation			Retired (Indicate former occupation & employer)

	Employer’s Name					Employed Since
	Occupation			Retired (Indicate former occupation & employer)

	* Growth * Speculation * Risk Tolerance: Aggressive		* Lehman Brothers presumes these to be your investment objectives for this account. Please indicate if these are not your objectives: ☐ No, these are not my objectives.

Financial Profile	☐ Married ☐ Single ☐ Divorced ☐ Widowed				# of Dependents	Projected Retirement Year

	Has Client ever had accounts with other brokerage firms? ☐ Yes, (specify) ☐ No	Investing Since (Enter Year) è	Units	Bonds	Commodities	Options

Primary Source of Income (All Owners) ☐ Investments ☐ Compensation ☐ Retirement Assets

	Estimated Total Annual Income (all sources) $		Current Federal Income Tax Bracket %		Estimated Liquid Net Worth $	Estimated Total Net Worth $

Personal Profile	*Cellular Phone Number		*Facsimile		*E-mail Address

Is IR registered in the state of Client residence?	IR Signature	Branch Manager’s Approval

III-1

Commonly Asked Questions

(1)	What is an Initial Public Offering (IPO)?

An initial public offering (IPO) is a company’s (or in this case, a master limited partnership’s) first offering of equity securities (in this case, units representing limited partner interests), to the public. Often referred to as a new issue or primary offering, an IPO allows an issuer to raise capital from the public equity markets. Investors that are allocated units in this IPO will pay the public offering price.

(2)	What is a Directed Unit Program?

A Directed Unit Program allows employees and certain other persons or entities designated by the master limited partnership an opportunity to invest in the limited partnership at the public offering price.

(3)	What is a Master Limited Partnership (MLP)?

A master limited partnership, or MLP, is a publicly traded partnership, which has tax and investment considerations that are very different from traditional corporations.

(4)	What are the tax considerations of investing in MLP units?

The tax considerations of owning MLP units are complicated and are very different than the tax and investment considerations of owning shares of corporate stock. Before you decide to invest in MLP units, you should carefully read the enclosed prospectus, including the section entitled “Material Tax Considerations,” and consult your legal and tax advisors regarding your particular legal and tax situation.

(5)	Can a friend or relative of an invited participant also purchase units in the Program?

No. Because there are only a limited number of units available for the Directed Unit Program, only those participants who have been mailed the documents may purchase units.

(6)	What is the minimum number of units I can purchase at the IPO price?

The minimum investment is 1,000 units and multiples of 100 units thereafter (i.e., 1,100, 1,200, 1,300 etc.). Please note that your indication of interest can be for as many units as you desire. However, your actual allocation will be determined at the time of pricing.

(7)	How will I know how much money I will owe?

For example, if the units price at $[26.00] per unit and you receive 1,000 units, you will owe $[26,000]. If the units price at $[28.00] per unit and you receive 1,000 units, you will owe $[28,000].

(8)	How long do I have to wait until I can sell my units?

There is a 180-day holding period (lock-up period) during which units purchased in the Directed Unit Program are restricted from being sold, transferred from Lehman Brothers, pledged or assigned. After this time, units may be freely sold in the open market provided they are not subject to other restrictions.

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Commonly asked questions…(cont.)

(9)	Is there a charge to open an account with Lehman Brothers, Inc. and/or buy units at the IPO price?

In order to receive units in the IPO, an account MUST be opened with Lehman Brothers. Participants in the Directed Unit Program will not be charged a fee to open an account with Lehman Brothers or to buy units at the IPO price.

(10)	When and how do I pay for my units?

Units purchased at the public offering price must be paid for in full no later than three business days after the public offering price of the units is determined priced (the “trade date”). Funds may be sent via federal wire, per the following instructions, or by personal check (no third party checks accepted). You will only be obligated to pay for units after you confirm your interest.

Lehman Brothers Wire Instructions	Mailing Address

JP Morgan Chase Bank NYC, ABA # 021000021 FAO Lehman Brothers Inc. Account # 140-094-221 FFC: (your account name) A/C # (your Lehman Brothers account number)	Lehman Brothers Inc. Attention: Operations Manager Chase Tower – 600 Travis Street 72nd Floor Houston TX 77002

(11)	When will I be notified of the number of units I am allocated in the Initial Public Offering?

Lehman Brothers will notify via e-mail all participants who have indicated interest in purchasing units of their final allocation once the pricing becomes effective. You will need to promptly confirm your order via the online system before the security begins trading on the following day. At that time you will also receive your Lehman Brothers account number.

(12)	Why must I supply personal financial information on Form III of the attached documents?

Lehman Brothers is required to obtain financial information regarding an investor in order to conduct business and determine suitability for participation in an IPO. Personal information distributed to Lehman Brothers will be viewed only by those implementing the Directed Unit Program at Lehman Brothers.

(13)	Who do I contact if I have any questions?

Mike Bollinger: 713-652-7131

Jason Fertitta: 713-652-7121

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